Profit and Loss

English For A Song Inc.

Date Range: Jan 01, 2016 to Dec 31, 2016

ACCOUNTS	Jan 01, 2016 to Dec 31, 2016
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
Operating Expenses	
Delaware Franchise Tax	$479.00
Domain Name	$30.60
Reimbursement	$454.00
Software	$29.85
Total Operating Expenses	**$993.45**
Net Profit	**-$993.45**